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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

SCHEDULE TO

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

SATCON TECHNOLOGY CORPORATION
(NAME OF SUBJECT COMPANY (ISSUER))

SATCON TECHNOLOGY CORPORATION (OFFEROR)
(NAME OF FILING PERSON (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

OPTIONS TO PURCHASE COMMON STOCK $.01 PAR VALUE,
HAVING AN EXERCISE PRICE OF $8.00 OR MORE PER SHARE
(TITLE OF CLASS OF SECURITIES)

(803893106)
(CUSIP NUMBER OF CLASS OF SECURITIES)
(UNDERLYING COMMON STOCK)

Joseph S. Moran, Esq.
SatCon Technology Corporation
161 First Street
Cambridge, Massachusetts 02142-1221
(617) 661-0540

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON)

Copies to:

Knute J. Salhus, Esq.
Wilmer Cutler Pickering LLP
399 Park Avenue
New York, New York 10022
(212) 230-8800

CALCULATION OF FILING FEE*

Transaction Valuation	Amount of Filing Fee

$2,780,154	$353

*
Calculated solely for purposes of determining the filing fee. This calculation assumes that options to purchase 1,475,841 shares of common stock of SatCon Technology Corporation will be exchanged pursuant to this offer. The amount of the filing fee is calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and is based on the product of (i) the approximate aggregate transaction value of such options of $2,780,154, as of March 12, 2004, calculated based on the Black-Scholes option pricing model, multiplied by (ii) $126.70 per each U.S. $1 million of the value of the transaction.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Form or Registration No.: Not Applicable
Filing Party: Not Applicable	Date Filed: Not Applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET

        The information set forth under "Frequently Asked Questions and Summary Term Sheet" in the document entitled "Offer to Exchange Outstanding Stock Options," dated March 16, 2003 (as amended from time to time, the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

        (a)   The name of the issuer is SatCon Technology Corporation, a Delaware corporation ("SATCON"), and the address and telephone number of its principal executive offices are 161 First Street, Cambridge, MA 02142-1221, (617) 661-0540. The information set forth in the Offer to Exchange under Section 9 ("Information About SATCON; Summary Financial Information; Risk Factors") is incorporated herein by reference.

        (b)   This Tender Offer Statement on Schedule TO relates to the solicitation by SATCON of requests to exchange stock options granted to employees and directors having an exercise price of $8.00 or more per share (the "Eligible Options") outstanding under SATCON's 1992 Stock Option Plan, 1994 Stock Option Plan, 1996 Stock Option Plan, 1998 Stock Incentive Plan, 1999 Stock Incentive Plan, 2000 Stock Incentive Plan and 2002 Stock Incentive Plan, as amended (collectively, the "Plans"), and other special grants to purchase shares (each, an "Option Share") of SATCON common stock, $0.01 par value per share, for new options that will be granted under and subject to SATCON's 1996 Stock Option Plan, 1998 Stock Incentive Plan, 1999 Stock Incentive Plan, 2000 Stock Incentive Plan and 2002 Stock Incentive Plan, as applicable, upon the terms and subject to the conditions described in the Offer to Exchange. Option holders may participate if they (a) are an employee or director of SATCON or any of its subsidiaries as of the date SATCON accepts properly tendered Eligible Options in the offer and (b) have not received any options after October 16, 2003 ("Eligible Employee"). For Eligible Options held by Eligible Employees with exercise prices between and including $8.00 and $16.00 per share, the new options will be exercisable for one (1) Option Share, subject to the terms and conditions of the Offer to Exchange. For Eligible Options held by Eligible Employees with exercise prices greater than $16.00 per share, the new options will be exercisable for one (1) Option Share for every two (2) shares of common stock issuable upon exercise of a surrendered option, rounded down to the nearest whole number of shares. The information set forth in the Offer to Exchange under "Frequently Asked Questions and Summary Term Sheet," Section 1 ("Eligible Participants; Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Grant of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

        (c)   The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

        (a)   The information set forth under Item 2(a) above and in Section 10 of the Offer to Exchange ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. SATCON is both the filing person and the subject company.

ITEM 4. TERMS OF THE TRANSACTION

        (a)   The information set forth in the Offer to Exchange under "Frequently Asked Questions and Summary Term Sheet," Section 1 ("Eligible Participants; Number of Options; Expiration Date"), Section 3 ("Procedures for Surrendering Options"), Section 4 ("Change in Election"), Section 5 ("Acceptance of Options for Exchange and Grant of New Options"), Section 6 ("Conditions of This Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 9 ("Information About SATCON; Summary Financial Information; Risk Factors"), Section 11 ("Status of Options Acquired by Us in This Offer; Accounting Consequences of This Offer"), Section 12 ("Legal

Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of This Offer; Termination; Amendment") is incorporated herein by reference.

        (b)   The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        (e)   The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        (a)   The information set forth in the Offer to Exchange under Section 2 ("Purpose of This Offer") is incorporated herein by reference.

        (b)   The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Grant of New Options") and Section 11 ("Status of Options Acquired by Us in This Offer; Accounting Consequences of This Offer") is incorporated herein by reference.

        (c)   The information set forth in the Offer to Exchange under Section 2 ("Purpose of This Offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        (a)   The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

        (b)   Not applicable.

        (c)   Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        (a)   The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

        (b)   The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

        (a)   Not applicable.

ITEM 10. FINANCIAL STATEMENTS

        (a)   The information set forth in the Offer to Exchange under Section 9 ("Information About SATCON; Summary Financial Information; Risk Factors") and Section 16 ("Additional Information"), and in SATCON's Annual Report on Form 10-K for the fiscal year ended September 30, 2003 and its Quarterly Report on Form 10-Q for the fiscal Quarter ended December 27, 2003 are incorporated herein by reference.

        (b)   Not applicable.

ITEM 11. ADDITIONAL INFORMATION

        (a)   The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

        (b)   Not applicable.

ITEM 12. EXHIBITS

(a)(1)	Offer to Exchange Outstanding Stock Options, dated March 16, 2003.
(a)(2)	Form of Election Form.
(a)(3)	Form of Notice of Withdrawal.
(a)(4)	Form of Notice of Acceptance.
(a)(5)	Form of Cover Letter to Eligible Optionholders.
(a)(6)	Form of Email message to Eligible Optionholders.
(a)(7)	Power point presentation to employees describing offer to exchange.
(b)	Not applicable.
(d)(1)	1992 Stock Option Plan is incorporated herein by reference to Exhibits to SATCON's Registration Statement on Form S-1 (file No. 33-49286).
(d)(2)	1994 Stock Option Plan is incorporated herein by reference to Exhibits to SATCON's Annual Report on Form 10-K for the fiscal year ended September 30, 1994 (File No. 1-11512).
(d)(3)	1996 Stock Option Plan is incorporated herein by reference to Exhibits to the SATCON's Annual Report on Form 10-K for the fiscal year ended September 30, 1996 (File No. 1-11512).
(d)(4)	1998 Stock Incentive Plan is incorporated herein by reference to Exhibit B to the SATCON's Definitive Schedule 14A filed January 26, 1999 (File No. 1-11512).
(d)(5)	1999 Stock Incentive Plan is incorporated herein by reference to Exhibits to the SATCON's Annual Report on Form 10-K for the fiscal year ended September 30, 1999 (File No. 1-11512).
(d)(6)	2000 Stock Option Plan is incorporated herein by reference to Exhibit C to the SATCON's Preliminary Schedule 14A filed March 19, 2001 (File No. 1-11512).
(d)(7)	2002 Stock Incentive Plan is incorporated herein by reference to Exhibit A to the SATCON's Definitive Schedule 14A filed January 28, 2002 (File No. 1-11512).
(d)(8)	SATCON Annual Report on Form 10-K for the fiscal year ended September 30, 2003 is incorporated herein by reference.
(d)(9)	SATCON Quarterly Report on Form 10-Q for the fiscal quarter ended December 27, 2003 is incorporated herein by reference.
(g)	Not applicable.
(h)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

        (a)   Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SATCON TECHNOLOGY CORPORATION
	By:	/s/ RALPH M. NORWOOD Ralph M. Norwood Vice President, Chief Financial Officer and Treasurer
Dated: March 16, 2004

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
(a)(1)	Offer to Exchange Outstanding Stock Options, dated March 16, 2004.
(a)(2)	Form of Election Form.
(a)(3)	Form of Notice of Withdrawal.
(a)(4)	Form of Notice of Acceptance.
(a)(5)	Form of Cover Letter to Eligible Optionholders.
(a)(6)	Form of Email message to Eligible Optionholders.
(a)(7)	Power point presentation to employees describing offer to exchange.
(b)	Not applicable.
(d)(1)	1992 Stock Option Plan is incorporated herein by reference to Exhibits to SATCON's Registration Statement on Form S-1 (File No. 33-49286).
(d)(2)	1994 Stock Option Plan is incorporated herein by reference to Exhibits to SATCON's Annual Report on Form 10-K for the fiscal year ended September 30, 1994 (File No. 1-11512).
(d)(3)	1996 Stock Option Plan is incorporated herein by reference to Exhibits to the SATCON's Annual Report on Form 10-K for the fiscal year ended September 30, 1996 (File No. 1-11512).
(d)(4)	1998 Stock Incentive Plan is incorporated herein by reference to Exhibit B to the SATCON's Definitive Schedule 14A filed January 26, 1999 (File No. 1-11512).
(d)(5)	1999 Stock Incentive Plan is incorporated herein by reference to Exhibits to the SATCON's Annual Report on Form 10-K for the fiscal year ended September 30, 1999 (File No. 1-11512).
(d)(6)	2000 Stock Option Plan is incorporated herein by reference to Exhibit C to the SATCON's Preliminary Schedule 14A filed March 19, 2001 (File No. 1-11512).
(d)(7)	2002 Stock Incentive Plan is incorporated herein by reference to Exhibit A to the SATCON's Definitive Schedule 14A filed January 28, 2002 (File No. 1-11512).
(d)(8)	SATCON Annual Report on Form 10-K for the fiscal year ended September 30, 2003 is incorporated herein by reference.
(d)(9)	SATCON Quarterly Report on Form 10-Q for the fiscal quarter ended December 27, 2003, is incorporated herein by reference.
(g)	Not applicable.
(h)	Not applicable.

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SIGNATURE
INDEX TO EXHIBITS